SEC File No. 82-34725

Agricore United

04036834

CMI TERMINAL

SUPPL

CMI TERMINAL JOINT VENTURE TO DEVELOP CROP PRODUCTION BUSINESS

July 20, 2004 (Spalding, SK) - CMI Terminal Joint Venture (CMI Terminal) today announced plans to develop a full service crop production centre on the site of its 18,000 tonne high throughput grain terminal located between Naicam and Spalding, Saskatchewan. CMI Terminal opened for business in 2000 and is 50% owned by CMI Terminal Ltd. and 50% by Agricore United.

The expansion will be anchored by new state-of-the art bulk fertilizer blending and crop protection facilities. Construction on the bulk fertilizer blending plant and the crop protection warehouse will commence immediately, with both facilities expected to be operational by the fall of 2004.

The crop production centre will offer a wide variety of customer services and products, including agronomic advice, the full line of Proven Seed products and access to the financing options available through Agricore United Financial. The centre will be managed and staffed by existing employees of CMI Terminal, complemented by one additional sales person and seasonal labour.

"The ability to offer both grain and crop inputs is a natural step in the evolution of CMI's business strategy," said Fred Draude, President of CMI Terminal Ltd. "Our customers and shareholders have told us they want the convenience of a full service grain terminal and crop production centre."

"We are pleased to work with our joint venture partner in expanding the services offered at CMI Terminal," said Ron Enns, Vice President, Agricore United. "Access to Agricore United Financial and our exclusive Proven Seed product line up will mean both flexibility and superior crop options for CMI Terminal customers. "

CMI Terminal Ltd. was incorporated by a producer group based in Naicam and Spalding in 1997 and conducted a public share offering in 1999 to raise capital for a joint venture grain terminal to serve farmers in the area.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

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For more information, please contact:
Radean Carter
Communications Coordinator
Agricore United
(204) 944-2238
rcarter@agricoreunited.com

Fred Draude
President
CMI Terminal
(306) 874-2303 or 874-7659

dlw 9/14

Agricore United

AGRICORE UNITED ANNOUNCES 2004 SCHOLARSHIP RECIPIENTS

July 21, 2004 (Winnipeg) – Agricore United announced today scholarships for fourteen deserving students from across western Canada. The scholarships will assist the recipients with their post-secondary education.

"Agricore United is committed to youth education and leadership," says Wayne Drul, Chair. "The scholarships are available to all Agricore United farmer-members or their immediate family and allow us, as a company, to contribute ongoing funding to the surrounding communities throughout western Canada where we do business."

Scholarships awarded include twelve four-year scholarships and two one-year Bernie Mackay Memorial Scholarships.

Recipients of the four-year scholarships are:
Manitoba - Evan Gillis (Agassiz), Angela Lovie (Rathwell) and Jenna Sambrook (Deloraine).
Saskatchewan - Lindsay Durrant (Moose Jaw), Anthony Eliason (Glenside) and Bailey Wilmot (Redvers).
Alberta/British Columbia - Richard Gnyra (Vegreville), Coreen Mathon (Olds) and Bryce Morrison (Vermillion).
Random Draw - Christy Bergen (Fannystelle-Starbuck), Jennifer Bird (Blackie) and Connor Ryan (Camrose).

Recipients of the Bernie Mackay Memorial Scholarships are:
Manitoba - Celia Lockhart (Reston).
Saskatchewan – Tyler Smith (Congress-Assiniboia).

Each four-year scholarship is worth $600 per year of study for a maximum of four years, for a total scholarship of $2,400. The Bernie Mackay Memorial Scholarships provide one-time assistance of $1,500.

Scholarships are awarded annually to students who are members or immediate family (spouse or child) of members of Agricore United, attending full-time post secondary education at a recognized college or university for any field of study. Application forms are available at all Agricore United locations or on the web site at www.agricoreunited.com and must be received prior to July 1 of each academic year.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

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For more information, please contact:

Radean Carter
Communications Coordinator
204 944-2238
rcarter@agricoreunited.com

Glennys Perkins
Manager, Member Services
306 791-7182
gperkins@agricoreunited.com

Agricore United

Agricore United Welcomes Trade Pact

August 3, 2004 (Winnipeg, MB) – Agricore United welcomes the trade framework agreement reached by the World Trade Organization (WTO) in Geneva over the weekend.

"We believe the framework provides a good basis on which to substantially reduce the trade barriers and distortions that have been hurting prairie farmers for far too long," says Wayne Drul, Chair of Agricore United.

The trade agreement calls for the elimination of agricultural export subsidies over a time frame yet to be negotiated.

"The elimination of these export subsidies together with improvements in market access has the potential to significantly improve returns for Canadian grain, oilseed, pulse and livestock producers," says Drul.

Agricore United congratulates the Hon. James Peterson, Minister of International Trade and the Hon. Andy Mitchell, Minister of Agriculture and Agri-Food for their role in successfully concluding the framework agreement. Ted Allen, a director of Agricore United and the Company's representative to the Canadian Agri-Food Trade Alliance, was in Geneva to provide support to Canada's negotiating team.

"Agricore United now urges trade officials to negotiate a short time frame for the elimination of the export subsidies and to seek aggressive reductions in those tariffs that restrict access to Canada's export markets," concludes Drul.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

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For further information, please contact:

Blair Rutter
Manager, Policy Development
(204) 944-5532
brutter@agricoreunited.com

SEC File No. 82-34725

Agricore United

UNIFEED

MEDIA ADVISORY

August 9, 2004

UNIFEED Sherwood Park GRAND OPENING – August 14, 2004

Agricore United and Unifeed will officially open a new $16 million feed mill at Sherwood Park near Edmonton, Alberta on Saturday, August 14, 2004. The Sherwood Park project is the company's largest feed related investment to date and demonstrates Agricore United's confidence in the future of the livestock industry in Canada.

The feed mill features a state-of-the-art design and fully modernized equipment. All mill operations are computer controlled to ensure consistent and precise product quality. These features reflect the diversity of the livestock sector in Alberta with an ability to serve a wide spectrum with superior quality products using the broadest range of food ingredients available.

Deputy Premier and Alberta Agriculture Minister Shirley McClellan and other local dignitaries will join Agricore United Chair, Wayne Drul at the ribbon cutting ceremony. Mr. Drul and other guest speakers will be available for interviews immediately following the ceremony at 1:00 p.m.

Schedule

10:30 a.m. – 3:00 p.m.	Registration, facility tours (photography allowed)
11:30 a.m. – 1:00 p.m.	Beef-on-a-bun lunch
1:00 p.m. – 1:30 p.m.	Ribbon cutting ceremony

Location

20 Liberty Road, Sherwood Park;
Two miles East of the old Mill in Griffin Industrial Park

For more information, please contact:

Lori Ross
Event Coordinator
Agricore United
(403) 974-3607 office
(403) 650-2357 cell